

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2023

K. Jon Taylor
Chief Financial Officer
FirstEnergy Corp.
76 South Main Street
Akron, OH 44308

   Re: FirstEnergy Corp.
     Form 10-K for the Fiscal Year ended December 31, 2022
     Filed February 13, 2023
     File No. 333-21011

Dear K. Jon Taylor:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation